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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE TO/A

                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                                GUCCI GROUP N.V.
                            (Name of Subject Company)

                         PINAULT-PRINTEMPS-REDOUTE S.A.
                        (Name of Filing Person--Offerors)

               COMMON SHARES, NOMINAL VALUE (EURO) 1.02 PER SHARE
                         (Title of Class of Securities)


                                    401566104
                      (CUSIP Number of Class of Securities)


                                 SERGE WEINBERG
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                                10, AVENUE HOCHE
                              75381 PARIS CEDEX 08
                                     FRANCE
                             (011 33 1) 45 64 61 00
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


                                   COPIES TO:

                               DAVID A. KATZ, ESQ.
                            JOSHUA R. CAMMAKER, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

[ ]  ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[X]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[X]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.


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     1       Name of Reporting Person:            I.R.S. Identification Nos. of
                                                  above persons (entities only):
               PINAULT-PRINTEMPS-REDOUTE S.A.
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     2       Check the Appropriate Box if a Member of a Group

                  (a) [ ]
                  (b) [X]
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     3       SEC Use Only:

--------------------------------------------------------------------------------
     4       Source of Funds (See Instructions):

                  OO
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     5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Item 2(d) or 2(e):  [ ]


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     6       Citizenship or Place of Organization

                  France
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       Number of                 7      Sole Voting Power:
         Shares                             102,202,166*
      Beneficially
        Owned By                 -----------------------------------------------
          Each
       Reporting                 8      Shared Voting Power:
         Person                              -0-
         With
                                 -----------------------------------------------

                                 9      Sole Dispositive Power:
                                             102,202,166*

                                 -----------------------------------------------

                                 10     Shared Dispositive Power:
                                             -0-

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     11      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  102,202,166*
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     12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):

                  [ ]
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     13      Percent of Class Represented by Amount in Row (11):

                  99.23%  (based upon 102,998,294 shares outstanding as of
                  April 29, 2004 (excluding treasury shares))
--------------------------------------------------------------------------------
     14      Type of Reporting Person (See Instructions):

                  CO
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*Includes 33,267,342 shares that were tendered pursuant to the Offer (as defined below) and not withdrawn, and an additional 1,364,670 shares that were tendered by notice of guaranteed delivery and not withdrawn. All of these shares were accepted for payment pursuant to the Offer on April 29, 2004.

         This Amendment No. 6 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on April 1, 2004, as amended by Amendment No. 1 filed on April 2, 2004, Amendment No. 2 filed on April 19, 2004, Amendment No. 3 filed on April 22, 2004, Amendment No. 4 filed on April 23, 2004 and Amendment No. 5 filed on April 28, 2004 (as amended, the "Schedule TO"), by Pinault-Printemps-Redoute S.A., a SOCIETE ANONYME with a management board and supervisory board and organized under the laws of the Republic of France ("PPR"). This Schedule TO relates to the offer by PPR to purchase any and all outstanding Common Shares, nominal value (euro) 1.02 per share (the "Shares"), of Gucci Group N.V. that are not beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2004 (as amended, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.          ADDITIONAL INFORMATION.

     (1) Item 11 of the Schedule TO is hereby amended and supplemented by the following:

          "The Offer expired, as scheduled, at 9:00 a.m., New York City time, 3:00 p.m., Central European Time, on Thursday, April 29, 2004. A total of 33,267,342 Shares were tendered pursuant to the Offer and not withdrawn, and an additional 1,364,670 Shares tendered by notice of guaranteed delivery and not withdrawn. All Shares validly tendered and not withdrawn before expiration of the offering period were accepted and payment will be made promptly. For all Shares represented by notices of guaranteed delivery, which were received prior to the expiration of the offering period, payment will be made promptly after the shares are delivered. After giving effect to the acquisition of these Shares tendered in the Offer, PPR beneficially owns approximately 99.23% of the outstanding Shares based on the aggregate of 102,998,294 Shares which Gucci has informed PPR are outstanding as of April 29, 2004 (excluding treasury shares).

          In addition, pursuant to the terms of the Offer, PPR is providing for a subsequent offering period, which started on April 29, 2004 and will expire at 9 a.m., New York City time, 3:00 p.m., Central European Time, on May 20, 2004, on the terms and conditions set forth in this Offer to Purchase. A copy of the press release, dated April 29, 2004, issued by PPR announcing expiration of the Offer and commencement of the subsequent offering period is filed as Exhibit (a)(33) to the Schedule TO. The press release is incorporated herein by reference."

     (2) Item 11 of the Schedule TO is hereby further amended and supplemented by the following:

          "PPR has received an order from the Italian securities regulator CONSOB, which assumes that the Offer is directed at Gucci shareholders resident in Italy and therefore seeks to suspend the Offer in Italy. As indicated in the Offer to Purchase, and as CONSOB has been informed, the Offer was never intended to be directed at Italian residents, and therefore no tenders made by Gucci shareholders resident in Italy will be processed, validated or settled. A copy of the press release, dated April 29, 2004, issued by PPR regarding the CONSOB order is filed as Exhibit
     (a)(34) to the Schedule TO and is incorporated herein by reference."


ITEM 12.      EXHIBITS.

     Item 12 is hereby amended and supplemented by adding thereto the following:


    "(a)(33)        Press release issued by PPR dated April 29, 2004
     (a)(34)        Press release issued by PPR dated April 29, 2004"





                                      -1-
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    PINAULT-PRINTEMPS-REDOUTE S.A.


                                    By:    /s/ Serge Weinberg
                                        ----------------------------------------
                                    Name: Serge Weinberg
                                    Title: Chief Executive Officer


                                    Date:  April 29, 2004







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                                  EXHIBIT INDEX


(a)(33)       Press release issued by PPR dated April 29, 2004
(a)(34)       Press release issued by PPR dated April 29, 2004




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